Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(unaudited)
(in thousands, except ratios)

	Thirty-Six Weeks Ended
	May 9,	May 3,
	2009	2008
Earnings
Income before income taxes	$663,912	$625,315
Fixed charges	136,702	119,816
Less: Capitalized interest	(732)	(943)

Adjusted earnings	$799,882	$744,188

Fixed charges
Gross interest expense	$96,424	$84,519
Amortization of debt expense	1,861	1,223
Interest portion of rent expense	38,417	34,074

Total fixed charges	$136,702	$119,816

Ratio of earnings to fixed charges	5.9	6.2

	Fiscal Year Ended August
	2008	2007	2006	2005	2004
	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
Earnings
Income before income taxes	$1,007,389	$936,150	$902,036	$873,221	$905,902
Fixed charges	173,311	170,852	156,976	144,930	130,278
Less: Capitalized interest	(1,313)	(1,376)	(1,985)	(1,079)	(813)

Adjusted earnings	$1,179,387	$1,105,626	$1,057,027	$1,017,072	$1,035,367

Fixed charges
Gross interest expense	$120,006	$121,592	$110,568	$102,341	$89,600
Amortization of debt expense	1,837	1,719	1,559	2,343	4,230
Interest portion of rent expense	51,468	47,541	44,849	40,246	36,448

Total fixed charges	$173,311	$170,852	$156,976	$144,930	$130,278

Ratio of earnings to fixed charges	6.8	6.5	6.7	7.0	7.9